Mail Stop 4561

July 2, 2009

Mr. Issachar Gerlitz
President and Chief Executive Officer
Ness Technologies, Inc.
Ness Tower
Atidim High-Tech Industrial Park
Building 4
Tel Aviv 61580, Israel

  Re: Ness Technologies, Inc.
     Form 10-K For the Year Ended December 31, 2008
     Form 10-Q For the Quarter Ended March, 31, 2009
     Forms 8-K Filed on February 4, 2009 and May 5, 2009
     File No. 000-50954

Dear Mr. Gerlitz:

   We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2008

Contractual Obligations, page 46

1. Item 303(a)(5)(i) of Regulation S-K requires a tabular presentation covering <u>at least</u> the periods specified. Please explain how you determined that your presentation complies with these requirements.

Evaluation of Disclosure Controls and Procedures, page 48

2.   We note that you have concluded here and in your Form 10-Q for the quarterly
period ended March 31, 2009 that your "disclosure controls and procedures are
effective to ensure that information required to be disclosed by us in the reports
that we file or submit under the Securities Exchange Act of 1934, as amended, is
recorded, processed, summarized and reported within the time periods specified in
the SEC's rules and forms and are operating in an effective manner." Please
confirm and revise future filings to clarify, if true, that your officers concluded
that your disclosure controls and procedures for the applicable periods are also
effective to ensure that information required to be disclosed in the reports that you
file or submit under the Exchange Act is accumulated and communicated to your
management, including your chief executive officer and chief financial officer, to
allow timely decisions regarding required disclosure. In this regard, where you
choose to provide a definition of disclosure controls and procedures in your
effectiveness conclusion, that definition should conform to that set forth in
Exchange Act Rule 13a-15(e).

3.   We note your statements here and in your Form 10-Q for the quarterly period
ended March 31, 2009 that "any system of controls, however well designed and
operated, can provide only reasonable, and not absolute, assurance that the
objectives of the system are met," and "there is only reasonable assurance that our
controls will succeed in achieving their stated goals under all potential future
conditions." Given these statements regarding the limits of the effectiveness of
your disclosure controls and procedures, your disclosure should state clearly, if
true, that your principal executive officer and principal financial officer concluded
that your disclosure controls and procedures were effective at the reasonable
assurance level as of the end of the period covered by the report. Please confirm
that you will include similar disclosure in the future or, in the alternative, that you
will remove the discussion of the level of assurance of your disclosure controls
and procedures. Please refer to Section II.F.4 of Management's Reports on
Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our
website at http://www.sec.gov/rules/final/33-8238.htm.

Changes in Internal Control, page 50

4.   We note your disclosure that there have been no "significant changes" in your
internal controls over financial reporting or in other factors that could
significantly affect these controls. Item 308(c) of Regulation S-K requires that
you disclose "any" change in your internal control over financial reporting that
occurred during your last fiscal quarter (your fourth fiscal quarter in the case of an
annual report) that has materially affected, or is reasonably likely to materially
affect, your internal control over financial reporting. Please confirm that there

were no changes in your internal control over financial reporting in the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and provide us with a representation that you will conform your disclosure to the item requirements in future filings. We note that the disclosure in your Form 10-Q for the quarterly period ended March 31, 2009 is correct.

Consolidated Statements of Income, page F-5

5.   Provide us with your analysis of paragraph 42 of SFAS 144 in support of your determination that the presentation of the sale of your Israeli SAP sales and distribution operations as a discontinued operation is not required.

Notes to Consolidated Financial Statements

Note 8 – Other Accounts Payable and Accrued Expenses, page F-29

6.   Tell us how your presentation within this footnote complies with the requirements of Rule 5-02.20 of Regulation S-X. In this regard, tells us whether any item within accrued expenses exceeds 5% of total current liabilities. If so, such items should be separately presented.

Note 14 – Segment Reporting, pages F-38 through F-41

7.   Refer to your tabular presentations of long-lived assets and revenues by geographic area on pages F-40 and F-41 and tell us how you determined that your disclosure complies with paragraph 38 of SFAS 131. In this regard, to the extent amounts attributable to an individual foreign country are material, that country should be separately identified.

Part III Information (incorporated by reference from Definitive Proxy Statement filed on April 21, 2009

Compensation Discussion and Analysis, page 24

8.   As you may be aware, the Division of Corporation Finance has made available Staff interpretations of Item 402 of Regulation S-K on the SEC website. Please see "Staff Observations in the Review of Executive Compensation Disclosure" at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm and "Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009" at http://sec.gov/news/speech/2008/spch102108jww.htm. This guidance may be helpful as you review the comments set forth below, which should be given

appropriate consideration when drafting future versions of your executive compensation and other related disclosure.

Base Salary, page 22

9.   Your disclosure regarding how the compensation committee sets base salaries is extremely general. Rather than providing general statements regarding factors that influence base salary levels, you should describe how the company evaluated and weighed those factors in determining the specific salary adjustments made for each of your named executive officers in fiscal year 2008. For example, please tell us how your compensation committee assessed and weighed each officer's individual job performance in setting base salary levels for 2008. Please also explain how the compensation committee used peer company information in setting base salary levels.

Annual Cash Incentive Compensation, page 22

10.   We note that you have not disclosed the performance objectives applicable to the cash incentive awards paid to your named executive officers in 2008. We note that these objectives were disclosed in your definitive proxy statement filed on April 23, 2008. However, your compensation discussion and analysis must provide information on compensation awarded in your last completed fiscal year. See Item 402 of Regulation S-K. Accordingly, in future filings, please be sure to disclose performance objectives that were the basis for cash awards made to your named executive officers during your last completed fiscal year. You should also disclose the numerical targets for each performance objective and provide a focused discussion of the extent to which target levels of performance goals were achieved and how achievement of the targets resulted in specific payouts under the plan. See Instruction 4 to Item 402(b) of Regulation S-K. If you have omitted specific performance targets in reliance on Instruction 4, please confirm that you have a competitive harm analysis that supports your reliance on the instruction, or advise.

Compensation Benchmarking and Peer Group, page 26

11.   Please clarify the precise nature of your benchmarking activities. Please tell us if you benchmark total and/or individual elements of compensation. For each element of compensation for which you do benchmark, identify the specific percentile or range used for the benchmark, or otherwise explain how you benchmark. Also, identify the companies that make up your peer group. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our regulation S-K Compliance and Disclosure Interpretations, available on our website.

Stock Incentive Awards, page 24

12.   We note that your disclosure on page 26 indicates that the size of stock incentive awards is based on an employee's position and performance. With a view toward providing expanded disclosure in future filings, please tell us more specifically how the compensation committee determined the size of the equity awards made to your named executive officers on December 8, 2008. Please also explain why the company extended the expiration dates of the options held by Messrs. Hruska, Efal and Zinderman.

Summary Compensation Table, page 29

13.   We note that Mr. Efal received a bonus of $83,652 in fiscal year 2008. Please describe the circumstances surrounding this bonus payment.

Form 10-Q For the Quarterly Period Ended March 31, 2009

Note 7: Derivatives, pages 12 and 13

14.   SFAS 161 requires the presentation, in tabular format, of the quantitative disclosures required by subparagraphs 44C(a) and (b) of SFAS 133. Tell us how you determined that your presentation complies with this requirement.

Forms 8-K Filed on February 4, 2009 and May 5, 2009

15.   Refer to your provision of non-GAAP earnings per share guidance and tell us how your presentation of this range of non-GAAP measures complies with each of the requirements of Item 10(e)(1)(i) of Regulation S-K.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief